Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 13, 2006



By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 13, 2006 referring to "Strategic Joint Business in Leasing and Auto Leasing Businesses between Sumitomo Corporation Group and Sumitomo Mitsui Financial Group" [English translation].

2. Press Release dated October 13, 2006 referring to "Notice Concerning Commencement of the Tender Offer" [English translation].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

October 13, 2006

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053, Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel.+81-3-5166-3089

Notice Concerning Commencement of the Tender Offer

We hereby announce that our Board of Directors adopted a resolution at a meeting held today, to acquire all shares of Sumisho Lease Co., Ltd. (hereinafter referred to as "Sumisho Lease")(Code No: 8592, Tokyo Stock Exchange (TSE), 1st Section) through a tender offer (hereinafter referred to as the "Tender Offer"). The details are as follows.

1. Purpose of Tender Offer

Sumitomo Corporation (hereinafter referred to as the "Company") and Sumitomo Mitsui Financial Group, Inc (hereinafter referred to as "SMFG") agreed to position our leasing businesses as strategic joint business and to jointly aim to establish the best leasing and auto leasing businesses in Japan through the merger of Sumisho Lease and SMBC Leasing Company, Limited (hereinafter referred to as "SMBC Leasing"), and the merger of Sumisho Auto Leasing Corporation (hereinafter referred to as "Sumisho Auto Lease") and SMBC Auto Leasing Company, Limited (hereinafter referred to as "SMBC Auto Leasing"). Sumisho Lease and Sumisho Auto Lease, utilizing various value chain of the Sumitomo Corporation Group, have unique customer base and know-how. On the other hand, SMBC Leasing and SMBC Auto Leasing, leveraging capabilities of the Sumitomo Mitsui Financial Group to provide financial solutions, have different customer base and know-how. These mergers will enable two groups to combine different customer base and know-how of each group.

In merging Sumisho Lease and SMBC Leasing, and also in merging Sumisho Auto Lease and SMBC Auto Leasing, we will make it a basic policy to provide our customers with value-added products and services by recognizing each other as best partners and pursuing best practices (such as thorough fairness, transparency, and a merit system) under mutual respect and spirit of cooperation, and aim for the early realization thereof. In addition, the Company and SMFG will fully cooperate as parent companies, and will render assistance to the fullest extent for the development of both businesses.

The merger of Sumisho Lease and SMBC Leasing (joint business for the leasing business) has following goals:

- Achieving the highest volume of leases being handled in Japan through diversification of the types

of leases being handled, etc., based on the high-quality customer bases of both the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group.

- Creating a high quality leasing company that can respond appropriately to market needs which are becoming increasingly sophisticated, by combining and blending the know-how of Sumisho Lease as a trading firm's subsidiary and SMBC Leasing as a subsidiary of a financial institution, thereby promoting diversification and differentiation of products and providing more value-added products with freeing from the traditional approaches.
- Creating a strong management culture to effectively adapt to environmental changes, by strengthening funding capabilities and by promoting management efficiency.

In order to accomplish these goals as early as possible, the Company believes that it is essential to utilize the business resources of both the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group to the fullest extent, and to build a business alliance among the Company, SMFG and the new leasing company that would effectively bring together the management resources of both groups. To that end, the Company believes that it is desirable to jointly manage the new leasing company with SMFG, and has accordingly decided to make Sumisho Lease its wholly owned subsidiary through the Tender Offer and other means prior to the merger with SMBC Leasing.

For details of the strategic joint business mentioned above, please see the announcement, "Strategic Joint Business in Leasing and Auto Leasing Businesses between Sumitomo Corporation Group and Sumitomo Mitsui Financial Group" released by the Company today.

The Company currently holds 36.21% of the outstanding shares (15,714,003 shares) of Sumisho Lease, an equity-method affiliate company of the Company. To make Sumisho Lease its wholly owned subsidiary, the Company will launch the Tender Offer to acquire all outstanding shares of Sumisho Lease (excluding shares of Sumisho Lease already held by the Company and treasury shares held by Sumisho Lease). Since the Company has set neither an upper nor a lower limit on the number of shares which the Company will purchase through the Tender Offer, all the tendered shares will be purchased by the Company.

In case the Company is unable to acquire all outstanding shares of Sumisho Lease (excluding shares of Sumisho Lease already held by the Company and treasury shares held by Sumisho Lease) through the Tender Offer in order to make Sumisho Lease its wholly owned subsidiary, the Company plans to implement an exchange of shares (*kabushiki kokan*) in August 2007 for cash consideration for the shares of Sumisho Lease that the Company was unable to acquire through the Tender Offer subject to the approvals of the general meetings of shareholders of the Company and Sumisho Lease. (If the share exchange is deemed to be a simplified share exchange (*kan'i kabushiki kokan*) or a short-form share exchange (*ryakushiki kabushiki kokan*), approvals of the general meetings of shareholders may not be needed.)

The amount of cash delivered for the exchange of shares will be calculated based on the purchase price for the Tender Offer and is expected to be a price similar to the purchase price for the Tender Offer. However, the amount may be different from the purchase price for the Tender Offer. Regarding the tax treatment of the Tender Offer and the exchange of shares for cash consideration, please consult your tax advisor.

Since the Company intends to make Sumisho Lease its wholly owned subsidiary through the Tender Offer and a series of subsequent procedures, the Company has not limited the maximum number of shares that the Company will purchase through the Tender Offer. Accordingly, depending on the results of the Tender Offer, the shares of Sumisho Lease may be delisted through the delisting procedures of the Tokyo Stock Exchange and the Osaka Securities Exchange. If the exchange of shares is implemented after the Tender Offer to make the Company the parent company and Sumisho Lease its wholly owned subsidiary, the shares of Sumisho Lease will be delisted. After delisting, the shares of Sumisho Lease will not be traded on the Tokyo Stock Exchange and the Osaka Securities Exchange.

Sumisho Lease and SMBC Leasing plan to merge on October 1, 2007 after Sumisho Lease becomes a wholly owned subsidiary of the Company.

The purchase price of ¥7,000 per share for the Tender Offer is a sum equal to the average share closing price of Sumisho Lease's common stock on the First Section of the Tokyo Stock Exchange during the past 3 months up to and including October 12, 2006 plus a premium of approximately 13.2%.

The Board of Directors of Sumisho Lease has approved the Tender Offer at a meeting of the Board of Directors held today. In addition, the Board of Directors of Sumisho Lease adopted a resolution, at a meeting held today, that the year-end dividend and shareholder special benefit with a record date as of the end of March 2007 shall not be distributed.

2. Summary of Tender Offer

(1) Description of Sumisho Lease

- (i) Corporate name: Sumisho Lease Co., Ltd.
- (ii) Main business: Leasing Business
- (iii) Date of incorporation: January 12, 1948
- (iv) Address of head office: 5-33, Kitahama 4-chome, Chuo-ku, Osaka 541-0041, Japan
- (v) Representative: President, Hideki Yamane
- (vi) Amount of share capital: ¥106,670 million (as of March 31, 2006)
- (vii) Major shareholders and shareholding ratios (as of March 31, 2006)

  Sumitomo Corporation: 36.21%

  STB Leasing Co., Ltd.: 8.13%

  Sumitomo Life Insurance Company: 5.09%

The Master Trust Bank of Japan, Ltd. (Trust accounts): 3.87%

Japan Trustee Services Bank, Ltd. (Pension trust account for the Sumitomo Trust & Banking Co., Ltd.): 3.38%

Japan Trustee Services Bank Ltd. (Trust accounts): 2.33%

The Chase Manhattan Bank N.A. London SL Omnibus Account (Standing agent: Mizuho Corporate Bank): 2.20%

Goldman Sachs International (Standing agent: Goldman Sachs (Japan) Ltd.): 1.11%

Mellon Bank Treaty Clients Omnibus (Standing agent: The Hongkong and Shanghai Banking Corporation Ltd.): 1.08%

Morgan Stanley and Company Inc. (Standing agent: Morgan Stanley Securities): 0.97%

(Note 1) Since the number of shares held by fiduciaries, such as trust and banking companies, cannot be fully determined, the numbers of shares held by them are described based on the shareholder register.

(Note 2) From The Sumitomo Trust and Banking Co., Ltd., Sumisho Lease has received a copy of the "Change Report Relating to Substantial Shareholding Report" dated August 11, 2005, and the "Amendment Report of aforementioned Change Report" dated November 11, 2005, which were respectively filed with the Director General of the Kinki Finance Bureau by The Sumitomo Trust and Banking Co., Ltd. These reports indicated that The Sumitomo Trust and Banking Co., Ltd. owned 2,119 thousand shares (the holding ratio of share certificates, etc being 4.89%) as of July 31, 2005. However, as Sumisho Lease cannot determine the status of beneficial shareholding as of March 31, 2006, the abovementioned shareholding ratios are described based on the shareholder register as of March 31, 2006.

(Note 3) From Barclays Global Investors Japan Trust & Banking Co., Ltd and another seven joint holders, Sumisho Lease has received a copy of the "Substantial Shareholding Report" dated April 13, 2006, which was filed with the Director General of the Kanto Finance Bureau by the aforementioned joint holders. The report indicated that they owned 2,478 thousand shares (the holding ratio of share certificates, etc being 5.71%) as of March 31, 2006. However, since Sumisho Lease cannot determine the status of beneficial shareholding as of March 31, 2006, the abovementioned shareholding ratios are described based on the shareholder register as of March 31, 2006.

(Note 4) The above "(vii) Composition of major shareholders and shareholding ratios" is taken from the 44th Fiscal Year Annual Securities Report filed by Sumisho Lease on June 22, 2006.

(viii) Relationship with the Company

Capital : The Company owns 36.21% of the issued and outstanding shares of Sumisho Lease, an equity-method affiliate company.

Personnel : Three employees are seconded from the Company.

Transactional : The Company has leased and purchased in installments various equipment from Sumisho Lease and has sold leasing equipment and leased offices to it.

(2) Description of shares to be purchased: shares of common stock

(3) Tender Offer period: Tuesday, October 31, 2006 to Thursday, December 7, 2006 (38 days)

(4) Purchase price per share: ¥7,000

(5) Basis for calculation of purchase price:

The purchase price proposed by the Company (¥7,000 per share) was determined by taking into consideration various factors, including the market price of the common stock, financial conditions and future prospects of Sumisho Lease and valuation of Sumisho Lease's common stock by Nomura Securities Co., Ltd., a third party appraiser. The purchase price of ¥7,000 per share is a sum equal to the average share closing price of Sumisho Lease on the First Section of the Tokyo Stock Exchange during the past 3 months up to and including October 12, 2006 plus a premium of approximately 13.2%. This purchase price may be changed, subject to financial conditions of Sumisho Lease, the overall economic environment, stock market conditions and material changes in other factors that are taken into account in determining the purchase price.

(6) Total number of shares to be purchased: 27,560,655 shares (63.51% of the outstanding shares)

(Note 1) The Company will purchase all the shares tendered.

(Note 2) There is no plan to acquire treasury shares (121,937 shares, as of March 31, 2006) owned by Sumisho Lease through the Tender Offer.

(Note 3) Shares constituting less than a whole unit are also eligible for the Tender Offer; provided, submission of the share certificates is necessary (if such share certificates are kept in custody by the Japan Securities Depository Center, Inc. through the Tender Offer Agent, there is no need for such submission.)

(Note 4) It is possible that some new share acquisition rights in the form of Sumisho Lease stock options could be exercised by the end of the Tender Offer period. Any share of Sumisho Lease issued or transferred in relation to such rights shall be considered for the Tender Offer.

(Note 5) The total number of 27,560,655 shares planned to be purchased is calculated by deducting from the total of 43,396,595 outstanding shares as of March 31, 2006 (described in the 44th Fiscal Year Annual Securities Report filed by Sumisho Lease on June 22, 2006) the 15,714,003 shares that the Company holds and the 121,937 treasury shares that Sumisho Lease holds. In addition, actual number of shares purchased might be maximum 27,679,255 shares as there are the shares of Sumisho Lease (118,600 shares, as of March 31, 2006) might be issued or transferred by exercising new share acquisition rights in the form of Sumisho Lease stock options.

(7) Changes in the number of shares owned by the Company due to the Tender Offer:

Number of shares owned prior to the Tender Offer: 15,714,003 shares (shareholding ratio of 36.21%)

Number of shares owned subsequent to the Tender Offer: 43,274,658 shares (shareholding ratio of 100.00%)

(Note 1) The ratio of shares owned prior to the Tender Offer is calculated based on the total number of 43,396,595 outstanding shares of Sumisho Lease (as of March 31, 2006).

(Note 2) The number of shares owned subsequent to the Tender Offer represents to the number of shares to be owned by the Company assuming the Company purchases the total number of 27,560,655 shares planned to be purchased. Actual number of the shares purchased might be maximum 27,679,255 shares as new share acquisition rights in the form of Sumisho Lease stock options could be exercised by the end of the tender offer period and any share of the common stock of Sumisho Lease issued or transferred in relation to such rights (118,600 shares, as of March 31, 2006) may be purchased through the Tender Offer.

(Note 3) The ratio of shares owned subsequent to the Tender Offer is calculated based on 43,274,658 shares, which is calculated by deducting 121,937 treasury shares held by Sumisho Lease (as of March 31, 2006) from the total number of 43,396,595 outstanding shares of Sumisho Lease (as of March 31, 2006).

(8) Public notification of the commencement of the Tender Offer: Tuesday, October 31, 2006.

(Note) On Tuesday, October 31, 2006, the Company shall announce in the Nihon Keizai Shimbun that an electronic public notification has been made at the following web address: https://info.edinet.go.jp/EdiHtml/main.htm

(9) Tender Offer agent: Nomura Securities Co., Ltd.

(10) Funds required for the Tender Offer: ¥193.0 billion.

(Note) The above is the estimated cost assuming that total 27,560,655 shares are purchased at the proposed purchase price per share. In addition, the estimated cost is ¥193.8 billion if all outstanding stock options (118,600 shares, as of March 31, 2006) are exercised.

(11) Commencement of account settlement: Thursday, December 14, 2006

3. Agreement with Sumisho Lease in respect of the Tender Offer

The Company has obtained the approval of the Board of Directors of Sumisho Lease in respect of the Tender Offer.

4. Prospects after the Tender Offer

The business forecast for the year ended March 31, 2007 is not revised as a result of the Tender Offer.

End of Document

This press release has been prepared only for the purpose of informing the public of the Tender Offer. This has not been prepared for soliciting sales or purchases. When conducting any sales, shareholders of Sumisho Lease should make appropriate judgment after reviewing the tender offer explanatory statement for the Tender Offer prepared by the Company.

This press release includes forward-looking statements about the Company and Sumisho Lease (the "Companies"). These forward-looking statements are based on the current assumptions and beliefs of the Company, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Companies' actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

Neither this press release nor any part hereof constitutes any document used to subscribe for, to solicit the sales of, or solicit applications for purchase of, securities. Neither this press release (or a part hereof) nor its distribution shall be interpreted to be or relied on as the basis of any agreement in relation to the Tender Offer.

Certain countries, regions and other jurisdictions may impose certain restrictions on the release, issue or distribution of press releases of this nature under their laws and regulations. In such cases, you are required to comply with such laws and regulations of such countries, regions and other jurisdictions in light of such restrictions. In jurisdictions where the implementation of the Tender Offer is illegal, even if you receive this press release, such receipt shall not constitute any solicitation for the application for the purchase or sale of shares in relation to this Tender Offer, and this press release shall be deemed as the distribution of information for reference only.

October 13, 2006

To whom it may concern:

Sumitomo Corporation
(Code No. 8053)
Sumisho Lease Co., Ltd.
(Code No. 8592)
Sumisho Auto Leasing Corporation
Sumitomo Mitsui Financial Group, Inc.
(Code No. 8316)
SMBC Leasing Company, Limited
SMBC Auto Leasing Company, Limited

Strategic Joint Business in Leasing and Auto Leasing Businesses
between Sumitomo Corporation Group and Sumitomo Mitsui Financial Group

- **Sumitomo Corporation** (hereinafter referred to as "**SC**"; Mr. Motoyuki Oka, President and CEO);
- **Sumisho Lease Co., Ltd.** (hereinafter referred to as "**Sumisho Lease**"; Mr. Hideki Yamane, President);
- **Sumisho Auto Leasing Corporation**, a wholly owned subsidiary of SC (hereinafter referred to as "**Sumisho Auto Lease**"; Mr. Hironori Kato, President);
- **Sumitomo Mitsui Financial Group, Inc.** (hereinafter referred to as "**SMFG**"; Mr. Teisuke Kitayama, President),
- **SMBC Leasing Company, Limited,** a wholly owned subsidiary of SMFG (hereinafter referred to as "**SMBC Leasing**"; Mr. Koji Ishida, President); and
- **SMBC Auto Leasing Company, Limited,** a wholly owned subsidiary of SMBC Leasing (hereinafter referred to as "**SMBC Auto Leasing**"; Mr. Sumio Saito, President),

today announced that they have reached a basic agreement to pursue strategic joint businesses in leasing and auto leasing, summarized as follows:

1. Strategic Joint Business in Leasing and Auto Leasing Businesses

The domestic leasing market, which makes up about 10 percent of the private-sector capital spending, has been expanding among large as well as small-to-medium companies due to increase in capital spending sustained by their improvements in business performance, and the market size has reached 8 trillion yen. As for the domestic auto leasing market, the number of automobiles held for leasing purposes still only makes up less than 4 percent of the total number of automobiles in Japan, and therefore further growth of the auto leasing market is expected as Japanese corporations become more interested in improving efficiency. On the other hand, there are uncertainties in both markets, such as the concerns about rising interest rates and modifications of the accounting standard for leasing.

Given these circumstances, the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group agreed to position their leasing and auto leasing businesses as strategic joint business and to jointly aim to establish the best leasing and auto leasing businesses in Japan through the merger of SMBC Leasing and Sumisho Lease, and the merger of Sumisho Auto Lease and SMBC Auto Leasing. Sumisho Lease and Sumisho Auto Lease, utilizing various value chain of the Sumitomo Corporation Group, have unique customer base and know-how. On the other hand, SMBC Leasing and SMBC Auto Leasing, leveraging capabilities of the Sumitomo Mitsui Financial Group to provide financial solutions, have different customer base and know-how. These mergers will enable two groups to combine different customer base and know-how of each group.

In merging SMBC Leasing and Sumisho Lease, and also in merging Sumisho Auto Lease and SMBC Auto Leasing, we will make it a basic policy to provide our customers with value-added products and services by recognizing each other as best partners and pursuing best practices (such as thorough fairness, transparency, and a merit system) under mutual respect and spirit of cooperation, and aim for the early realization thereof. In addition, SC and SMFG will fully cooperate as parent companies, and will render assistance to the fullest extent for the development of both businesses.

2. Summary of Strategic Joint Business

(1) Joint Business in the Leasing Business (Merger of SMBC Leasing and Sumisho Lease)

(i) Goal

- Achieving the highest volume of leases being handled in Japan through diversification of the types of leases being handled, etc., based on the high-quality customer bases of both the Sumitomo Mitsui Financial Group and the Sumitomo Corporation Group.
- Creating a high quality leasing company that can respond appropriately to market needs which are becoming increasingly sophisticated, by combining and blending the know-how of SMBC Leasing as a subsidiary of a financial institution and Sumisho Lease as a trading firm's subsidiary, thereby promoting diversification and differentiation of products and providing more value-added products with freeing from the traditional approaches.
- Creating a strong management culture to effectively adapt to environmental changes, by strengthening funding capabilities and by promoting management efficiency.

(ii) Form of Merger

SMBC Leasing and Sumisho Lease plan to merge on October 1, 2007. Before this merger, SC plans to acquire the shares of Sumisho Lease by the tender offer (the "TOB"). If SC cannot acquire all outstanding shares of Sumisho Lease by the TOB (except for the shares of Sumisho Lease currently held by SC and Sumisho Lease's treasury shares), SC plans to make Sumisho Lease its wholly-owned subsidiary by share exchange ("*kabushiki kokan*") with cash as the consideration pursuant to Item 2, Paragraph 1, Article 768 of the Company Law. In such TOB and share exchange, shares of Sumisho Lease will be delisted in accordance with the criteria for delisting securities on the Tokyo Stock Exchange and the Osaka Securities Exchange. For details of the TOB and share exchange, please see the announcements separately made today by SC and Sumisho Lease.

Note: Each step will be conducted subject to the approvals at the general shareholders' meetings of each party and/or of the relevant authorities, etc. under applicable laws and regulations.

(iii) Summary of New Leasing Company (Planned)

Business description:	General leasing business
Address of the head office:	9-4, 3-chome, Nishi-Shimbashi, Minato-ku, Tokyo
Shareholder composition:	SMFG 55% (a consolidated subsidiary of SMFG)
	SC 45% (an equity-method affiliate company of SC)
Representative:	Representative Chairman of the Board (Co-CEO)
	Mr. Hideki Yamane (current President of Sumisho Lease)
	Representative President (Co-CEO)
	Mr. Koji Ishida (current President of SMBC Leasing)

Details of the merger such as the trade name and amount of capital, etc. will be determined prior to the execution of the merger agreement.

(iv) Summary of Accounting Treatment

The new leasing company is expected to become a consolidated subsidiary of SMFG and an equity-method affiliate company of SC. This merger is an acquisition under the accounting standards for business combinations, and upon this merger taking effect, SMFG plans to recognize goodwill for purposes of its consolidated financial statements. However, the amount to be recognized has not yet been determined at present.

(2) Joint Business in the Auto Leasing Business (Merger of Sumisho Auto Lease and SMBC Auto Leasing)

(i) Goal

- Winning a place in the auto leasing industry that is becoming increasingly competitive and establishing a structure aiming to be ranked number one with respect to the market share, based upon the high-quality customer bases of both the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group.
- Establishing a highly profitable company by combining high-value-added services based on Sumisho Auto Lease's value chain and business network of SMBC Auto Leasing.
- Achieving better customer satisfaction by combining and blending the know-how of Sumisho Auto Lease as a trading firm's subsidiary and SMBC Auto Leasing as a subsidiary of a financial institution, thereby pursuing various services.

(ii) Form of Merger

Sumisho Auto Lease and SMBC Auto Leasing plan to merge on October 1, 2007 after making SMBC Auto Leasing a direct subsidiary of SMFG, which is subject to the approval at the general shareholders' meetings and other requirements.

(iii) Summary of New Auto Leasing Company (Planned)

Business description: Leasing business of various automobiles

Address of the head office:	20-2, 3-chome, Nishi-Shinjuku, Shinjuku-ku, Tokyo
Shareholder composition:	SC 60% (a consolidated subsidiary of SC) SMFG 40% (an equity-method affiliate company of SMFG)
Representative:	Representative Chairman of the Board (Co-CEO) Mr. Katsuyuki Shibabuki (the current Chairman of the Board of SMBC Auto Leasing) Representative President (Co-CEO) Mr. Hironori Kato (the current President of Sumisho Auto Lease)

Mr. Sumio Saito, the current President of SMBC Auto Leasing is scheduled to become Representative Director, Vice President of the new auto leasing company.

Details of the merger such as the trade name and amount of capital, etc. will be determined prior to the execution of the merger agreement.

(iv) Summary of Accounting Treatment

The new auto leasing company is expected to become a consolidated subsidiary of SC and an equity-method affiliate company of SMFG. SC will apply the accounting standard under the accounting principles generally accepted in the United States of America ("U.S. GAAP"). However, the amount of goodwill, etc. has not been determined at present.

(3) Business Cooperation

The Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group will engage in necessary business cooperation such as introducing customers and deals to the merged companies so as to jointly promote the leasing business and the auto leasing business, and they will develop the structure with which the merged companies can effectively and smoothly utilize customer bases and know-how of both the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group.

3. System for Promoting Joint Business

For the purpose of smoothly implementing the joint business in leasing and auto leasing businesses, a "Merger Preparatory Committee" will be established for each business. The committee for the leasing business will be chaired by the presidents of SMBC Leasing and Sumisho Lease, and the one for the auto leasing business will be chaired by the presidents of Sumisho Auto Lease and SMBC Auto Leasing. At the same time, separate subcommittees to discuss individual topics such as planning, financial accounting, human resource management, system development, etc. will be constituted under the "Merger Preparatory Committee." In addition, a merger preparatory office will be constituted in each of the four companies.

4. Schedule (Planned)

(1) Leasing Business

October 13, 2006 (Today)	Signing of a letter of intent
October 31, 2006	Commencement of the TOB of Sumisho Lease by SC
December 7, 2006	Completion of the TOB of Sumisho Lease by SC
May, 2007	In case SC cannot acquire all the shares of Sumisho Lease: Execution of a share exchange agreement (SC and Sumisho Lease)
June, 2007	Annual general meeting of shareholders to approve the share exchange (SC and Sumisho Lease) If the share exchange is deemed to be a simplified share exchange (*"kan'i kabushiki kokan"*) or a short-form share exchange (*"ryakushiki kabushiki kokan"*), a resolution of approval by the general meeting of shareholders may not be needed.
July, 2007	Delisting of shares of Sumisho Lease
August, 2007	SC makes Sumisho Lease its wholly-owned subsidiary by the share exchange
August, 2007	Extraordinary general meeting of shareholders to approve the merger (SMBC Leasing and Sumisho Lease)
October 1, 2007	Merger of SMBC Leasing and Sumisho Lease

(2) Auto Leasing Business

October 13, 2006 (Today)	Signing of a letter of intent
August, 2007	Extraordinary general meeting of shareholders to approve the merger (Sumisho Auto Lease and SMBC Auto Leasing)
October 1, 2007	Merger of Sumisho Auto Lease and SMBC Auto Leasing

SMFG plans to make SMBC Auto Leasing its wholly-owned subsidiary by acquiring all the shares of SMBC Auto Leasing from SMBC Leasing, prior to the merger on October 1, 2007.

The schedule above may be changed upon consultation among the parties upon unforeseen circumstances.

5. Process of Integration

(1) Current Status


SC
Other shareholders
SMFG
100%
36.21%
63.79%
100%
Sumisho Auto Lease
Sumisho Lease
SMBC Leasing
100%
SMBC Auto Leasing

(2) Sumisho Lease becomes a wholly-owned subsidiary of SC by the TOB (and share exchange) of shares of Sumisho Lease.
SMBC Auto Leasing becomes a wholly-owned direct subsidiary of SMFG.


SC
SMFG
100%
100%
100%
100%
Sumisho Auto Lease
Sumisho Lease
SMBC Leasing
SMBC Auto Leasing

(3) Merger of SMBC Leasing and Sumisho Lease.

Merger of Sumisho Auto Lease and SMBC Auto Leasing.


SC
SMFG
60%
55%
40%
45%
New Auto Leasing Company
New Leasing Company

6. Business Forecast

(1) SC:

The business forecast for the year ended march 31, 2007 is not revised as a result of this transaction.

(2) Sumisho Lease:

The business forecast for the year ended march 31, 2007 is not revised as a result of this transaction.

(3) SMFG:

The business forecast for the year ended march 31, 2007 is not revised as a result of this transaction.

7. Corporate Profile of the Four Companies that are the Parties to the Management Integration (as of March 31, 2006)

(1) Leasing Business

Company Name	Sumisho Lease Co., Ltd.	SMBC Leasing Company, Limited
Representative	President Hideki Yamane	President Koji Ishida*
Location	5-33, Kitahama 4-chome, Chuo-ku, Osaka	9-4, Nishi-Shimbashi 3-chome, Minato-ku, Tokyo
Date of Incorporation	January 12, 1948	September 2, 1968
Main Business	General leasing business	General leasing business
Number of Employees	589	893
Capital	14,760 million Yen	82,600 million Yen
Total Number of Issued Shares	Common Stock 43,396 thousand shares	Common Stock 30,000 thousand shares Preferred Stock 1,375 thousand shares
Amount of Shareholders' Equity	106,670 million Yen	179,719 million Yen
Total Assets	1,163,734 million Yen	1,805,247 million Yen
Fiscal End	March 31	March 31
Principal Shareholders and Voting Right Ratio	Sumitomo Corporation 36.21% STB Leasing Co., Ltd. 8.13%	SMFG 100%
Main Banks	The Sumitomo Trust and Banking Company, Limited Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation

* Elected on June 29, 2006

(2) Auto Leasing Business

Company Name	Sumisho Auto Leasing Corporation	SMBC Auto Leasing Company, Limited
Representative	President Hironori Kato	President Sumio Saito
Location	20-2, Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo	13-12, Nihombashi Kayaba-cho 1-chome, Chuo-ku, Tokyo
Date of Incorporation	February 21, 1981	January 6, 1995
Main Business	Leasing business of various vehicles	Leasing business of various vehicles
Number of Employees	503	514
Capital	2,750 million Yen	4,200 million Yen
Total Number of Issued Shares	19,415 thousand shares	15 thousand shares
Amount of Shareholders' Equity	33,845 million Yen	14,146 million Yen
Total Assets	167,541 million Yen	249,976 million Yen
Fiscal End	March 31	March 31
Principal Shareholders and Voting Right Ratio	Sumitomo Corporation 100%	SMBC Leasing Company, Limited 100%
Main Banks	The Sumitomo Trust and Banking Company, Limited	Sumitomo Mitsui Banking Corporation

8. Business Results for the Most Recent Three Fiscal Years (Unit: Millions of Yen, except for per share data)

	Sumisho Lease (Consolidated)		
Fiscal Year Ended	March 2004	March 2005	March 2006
Net Sales	413,028	430,872	450,482
Operating Income	18,117	21,861	25,731
Ordinary Income	20,631	24,714	28,363
Net Income	12,321	15,158	17,080
Net Income Per Share	283.41 Yen	349.03 Yen	393.35 Yen
Cash Dividends Per Share	24.00 Yen	30.00 Yen	40.00 Yen
Shareholder's Equity Per Share	1,760.54 Yen	2,072.10 Yen	2,727.32 Yen

	SMBC Leasing (Non-Consolidated)		
Fiscal Year Ended	March 2004	March 2005	March 2006
Net Sales	553,011	589,179	619,749
Operating Income	23,267	28,028	32,240
Ordinary Income	14,556	20,177	26,729
Net Income	6,314	12,476	17,560
Net Income Per Share	209.47 Yen	527.73 Yen	546.84 Yen
Cash Dividends Per Share: Common Stock	0.00 Yen	45.00 Yen	78.00 Yen
Shareholder's Equity Per Share	1,863.51 Yen	3,437.32 Yen	4,118.81 Yen

	Sumisho Auto Lease (Non-Consolidated)		
Fiscal Year Ended	March 2004	March 2005	March 2006
Operating Revenues	85,804	91,643	95,282
Operating Income	7,781	9,139	7,904
Ordinary Income	7,858	9,141	7,931
Net Income	4,416	5,403	4,686
Net Income Per Share	226.73 Yen	276.44 Yen	239.89 Yen
Cash Dividends Per Share	24.00 Yen	26.00 Yen	26.00 Yen
Shareholder's Equity Per Share	1,273.99 Yen	1,524.51 Yen	1,741.76 Yen

	SMBC Auto Leasing (Non-Consolidated)		
Fiscal Year Ended	March 2004	March 2005	March 2006
Operating Revenues	95,331	105,558	116,771
Operating Income	3,077	3,486	3,656
Ordinary Income	3,031	3,463	3,642
Net Income	1,694	1,539	1,795
Net Income Per Share	144,440.97 Yen	131,943.66 Yen	119,682.13 Yen
Cash Dividends Per Share: Common Stock	25,000.00 Yen	33,334.00 Yen	33,334.00 Yen
Shareholder's Equity Per Share	450,425.89 Yen	853,790.53 Yen	943,114.03 Yen

(Contacts for inquiries about this matter)

Sumitomo Corporation
Public Relations Department Mr. Iba TEL: 03-5166-3089

Sumisho Lease Co., Ltd.
Business Planning Department Mr. Matsubayashi TEL: 03-3515-1906

Sumisho Auto Leasing Corporation
Operation Department Mr. Oguma TEL: 03-5358-6388

Sumitomo Mitsui Financial Group, Inc.
Public Relations Department Mr. Morishima TEL: 03-5512-2678

SMBC Leasing Company, Limited
Planning Department Mr. Hiratoko TEL: 03-5404-2301

SMBC Auto Leasing Company, Limited
Management Planning Department Mr. Hayashi TEL: 03-3660-8200

End of Document